Filed Pursuant to Rule 433

Registration Statement No.  333-151021

May 29, 2008

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated May 29, 2008)

Issuer:	El Paso Electric Company
Security:	7.50% Senior Notes due 2038
Legal Format:	SEC Registered
Size:	$150,000,000
Trade Date:	May 29, 2008
Expected Settlement Date:	June 3, 2008
Maturity Date:	March 15, 2038
Coupon:	7.50%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2008
Price to Public:	99.146%
Net Proceeds to Issuer:	$147,406,500
Benchmark Treasury:	5.000% due May 15, 2037
Benchmark Treasury Yield:	4.774%
Spread to Benchmark Treasury:	+ 280 basis points
Re-offer Yield:	7.574%
Make-whole call:	At any time at a discount rate of Treasury plus 50 basis points
CUSIP:	283677AX0
Anticipated Ratings:	Moody’s	Baa2
	S&P	BBB
Sole Book-Running Manager:	Credit Suisse Securities (USA) LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 800-221-1037.